VIA FACSIMILE AND EDGAR

September 1, 2009

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Dear Mr. Schwall:

Re:

Petaquilla Minerals Ltd. (the “Company”)

Form 20-F/A for the Transition Period Ended May 31, 2008

Filed November 26, 2008

Form 6-K Furnished November 28, 2008

Proposed Amendment to Form 20-F for the Transition Period Ended May 31, 2008 Submitted July 10, 2009

File No. 000-26296

We are in the process of revising our draft amendment to our form 20-F for the transition period ended May 31, 2008 (the “Draft Form 20-F/A”) marked to show all revisions that the Company intends to make in response to the comment letter of the staff of the United States Securities and Exchange Commission to us dated August 5, 2009.  Due to the amount of work in preparing the revisions, we are requesting additional time to provide our Draft Form 20-F/A and at this time anticipate being able to provide the Draft Form 20-F/A on or before September 8, 2009.

We appreciate the Staff’s assistance in this matter.  My phone number is (604) 694-0021 and my fax number is (604) 694-0063 for future correspondence or should you have additional questions.

Sincerely,

/s/ Bassam Moubarak

Bassam Moubarak

Chief Financial Officer

Petaquilla Minerals Ltd.

cc: Graham Scott, Vector Corporate Finance Lawyers

Thomas Rose, Troutman Sanders LLP

PETAQUILLA MINERALS LTD.

SUITE 410, 475 WEST GEORGIA STREET, VANCOUVER, BC  CANADA  V6B 4M9

TELEPHONE:  604-694-0021          FACSIMILE:  604-694-0063          WWW.PETAQUILLA.COM